:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Approval
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SEC FILE NUMBER 1-7852

CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pope & Talbot, Inc.
Full Name of Registrant

Former Name if Applicable

1500 SW 1st Avenue, Suite 200
Address of Principal Executive Officer (Street and Number)

Portland, Oregon 97201
City, State and Zip Code

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 29, 2007, Pope & Talbot, Inc. (the “Company”) and its wholly-owned subsidiaries obtained an order granting protection from their creditors under the Companies’ Creditors Arrangement Act of Canada (the “CCAA”) in the Superior Court of Justice (Commercial List) for the Province of Ontario. By the due date for its Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company was unable, without unreasonable effort, to complete its financial statements including an evaluation of its long-lived assets for impairment in relation to its current financial situation and the commencement of the CCAA proceedings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

R. Neil Stuart	(503)	228-9161
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the third quarter of 2006, the Company had an operating loss of $1.7 million, a net loss of $12.9 million and a net loss per share of $0.79. Without giving effect to any impairment charge the Company may be required to recognize for its long-lived assets once an impairment analysis is completed, the Company expects to report an operating loss moderately greater than that reported in the third quarter of 2006 and a net loss significantly greater than that reported in the corresponding prior year period. The results for the third quarter of 2007 include amortization of debt issuance costs of $19.6 million, substantially all of which related to an acceleration of these costs relating to the Company’s senior secured credit agreement. Another significant item in the third quarter of 2007 that affected operating results was the deferral of the annual maintenance shutdown of the Mackenzie pulp mill to October 2007 resulting in no shutdown maintenance costs in the third quarter of 2007 as compared to $7.4 million in the third quarter of 2006 and $12.0 million in the second quarter of 2007.

The Company and its subsidiaries continue to operate their businesses as debtor companies in accordance with the applicable provisions of the Companies’ Creditors Arrangement Act of Canada under the jurisdiction of the Superior Court of Justice (Commercial List) for the Province of Ontario. The Company has not developed a plan of reorganization for its emergence from the protections of the CCAA, and continues to seek buyers for its assets as a source of funds to repay creditors.

Pope & Talbot, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2007	By	/s/ R. Neil Stuart
R. Neil Stuart
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).